SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934

                                 Amendment No. 3



                         OIL-DRI CORPORATION OF AMERICA
                                (Name of Issuer)


                                  COMMON STOCK
                                and CLASS B STOCK
                      (IMMEDIATELY CONVERTIBLE INTO COMMON)
                      -------------------------------------
                         (Title of Class of Securities)


                                   677864 10 0
                                   -----------
                                 (CUSIP Number)


          MARYON GRAY, 410 N. MICHIGAN AVE., STE. 400, CHICAGO, IL 60611
                                  312-706-3245
                                  ------------
                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)



                                  JULY 20, 2002
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Previous filing on Schedule 13G pursuant to Rule 13d-1(c).

Check the following box if a fee is being paid with this statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                      (Continued on following page(s))

------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS,
     S.S. OR I.R.S. IDENTIFICATION NO.
           Jaffee Investment Partnership, L.P.   36-4199570
------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX                  (a) [ ]
     IF A MEMBER OF A GROUP                     (b) [X]
------------------------------------------------------------
 3   SEC USE ONLY
------------------------------------------------------------
 4   SOURCE OF FUNDS
------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)      [ ]
------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware, United States
------------------------------------------------------------
              7   SOLE VOTING POWER
  NUMBER OF        1,000,000 Class B Shares
   SHARES
BENEFICIALLY  ----------------------------------------------
  OWNED BY    8   SHARED VOTING POWER
    EACH
  REPORTING
 PERSON WITH  ----------------------------------------------
              9   SOLE DISPOSITIVE POWER
                   1,000,000 Class B Shares
              ----------------------------------------------
              10  SHARED DISPOSITIVE POWER
------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
           1,000,000 Class B Shares
------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                       [ ]
------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11). 68.9% of the Class B Shares and 0% of the Common Shares, together representing 53.9% of the voting power of Issuer's outstanding stock at April 30, 2004. If beneficially owned Class B Shares were converted to Common Shares, total ownership would represent 19.8% of the Common Shares outstanding at April 30, 2004.
------------------------------------------------------------
 14  TYPE OF REPORTING PERSON
           PN
------------------------------------------------------------

------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS,
     S.S. OR I.R.S. IDENTIFICATION NO.
           Richard M. Jaffee   ###-##-####
------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX                  (a) [ ]
     IF A MEMBER OF A GROUP                     (b) [X]
------------------------------------------------------------
 3   SEC USE ONLY
------------------------------------------------------------
 4   SOURCE OF FUNDS
------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)      [ ]
------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
------------------------------------------------------------
                7  SOLE VOTING POWER
   NUMBER OF        230,785 Class B Shares
    SHARES      --------------------------------------------
 BENEFICIALLY   8  SHARED VOTING POWER
 OWNED BY EACH      92,984 Class B Shares
   REPORTING
  PERSON WITH   --------------------------------------------
                9  SOLE DISPOSITIVE POWER
                    230,785 Class B Shares
                --------------------------------------------
                10 SHARED DISPOSITIVE POWER
                    100 Class B Shares
------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
           323,769 Class B Shares
------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                      [X]
------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11). 22.3% of the Class B Shares and 0% of the Common Shares, together representing 17.4% of the voting power of Issuer's outstanding stock at April 30, 2004. If beneficially owned Class B Shares were converted to Common Shares, total ownership would represent 7.4% of the Common Shares outstanding at April 30, 2004.
------------------------------------------------------------
 14  TYPE OF REPORTING PERSON
           IN
------------------------------------------------------------

------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS,
     S.S. OR I.R.S. IDENTIFICATION NO.
           Shirley H. Jaffee   ###-##-####
------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX                  (a) [ ]
     IF A MEMBER OF A GROUP                     (b) [X]
------------------------------------------------------------
 3   SEC USE ONLY
------------------------------------------------------------
 4   SOURCE OF FUNDS
------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)      [ ]
------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
------------------------------------------------------------
              7  SOLE VOTING POWER
  NUMBER OF       92,884 Class B Shares
   SHARES
BENEFICIALLY  ----------------------------------------------
  OWNED BY    8  SHARED VOTING POWER
    EACH          100 Class B Shares
  REPORTING
 PERSON WITH  ----------------------------------------------
              9  SOLE DISPOSITIVE POWER
                  92,884 Class B Shares
              ----------------------------------------------
              10 SHARED DISPOSITIVE POWER
                  100 Class B. Shares
------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
            92,984 Class B Shares
------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                      [X]
------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11). 6.4% of the Class B Shares and 0% of the Common Shares, together representing 5.0% of the voting power of Issuer's outstanding stock at April 30, 2004. If beneficially owned Class B Shares were converted to Common Shares, total ownership would represent 2.2% of the Common Shares outstanding at April 30, 2004.
------------------------------------------------------------
 14  TYPE OF REPORTING PERSON
           IN
------------------------------------------------------------

------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS,
     S.S. OR I.R.S. IDENTIFICATION NO.
           Susan Jaffee Hardin   ###-##-####
------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX                 (a) [ ]
     IF A MEMBER OF A GROUP                    (b) [X]
------------------------------------------------------------
 3   SEC USE ONLY
------------------------------------------------------------
 4   SOURCE OF FUNDS
------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)     [ ]
------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
------------------------------------------------------------
               7  SOLE VOTING POWER
  NUMBER OF        30,062 Class B Shares
    SHARES
 BENEFICIALLY  ---------------------------------------------
OWNED BY EACH  8  SHARED VOTING POWER
  REPORTING        11,093 Class B Shares
  REPORTING        38,153 Common Shares
 PERSON WITH   ---------------------------------------------
               9  SOLE DISPOSITIVE POWER
                   30,062 Class B Shares
               ---------------------------------------------
               10 SHARED DISPOSITIVE POWER
                   100 Common Shares
------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
            41,155 Class B Shares
            38,153 Common Shares
------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                        [X]
------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11). 2.8% of the Class B Shares and 0.9% of the Common Shares, together representing 2.4% of the voting power of Issuer's outstanding stock at April 30, 2004. If beneficially owned Class B Shares were converted to Common Shares, total ownership would represent 1.9% of the Common Shares outstanding at April 30, 2004.
------------------------------------------------------------
 14  TYPE OF REPORTING PERSON
           IN
------------------------------------------------------------

------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS,
     S.S. OR I.R.S. IDENTIFICATION NO.
           Karen Jaffee Cofsky   ###-##-####
------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX                  (a) [ ]
     IF A MEMBER OF A GROUP                     (b) [X]
------------------------------------------------------------
 3   SEC USE ONLY
------------------------------------------------------------
 4   SOURCE OF FUNDS
------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)      [ ]
------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
------------------------------------------------------------
              7  SOLE VOTING POWER
  NUMBER OF       36,616 Class B Shares
   SHARES          5,059 Common Shares
BENEFICIALLY  ----------------------------------------------
  OWNED BY    8  SHARED VOTING POWER
    EACH          62,801 Class B Shares
  REPORTING        7,910 Common Shares
PERSON WITH   ----------------------------------------------
              9  SOLE DISPOSITIVE POWER
                  36,616 Class B Shares
                   5,059 Common Shares
              ----------------------------------------------
              10 SHARED DISPOSITIVE POWER
                     301 Class B Shares
------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
            99,417 Class B Shares
            12,969 Common Shares
------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                        [X]
------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11). 6.5% of the Class B Shares and .3% of the Common Shares, together representing 5.2% of the voting power of Issuer's outstanding stock at April 30, 2004. If beneficially owned Class B Shares were converted to Common Shares, total ownership would represent 2.7% of the Common Shares outstanding at April 30, 2004.
------------------------------------------------------------
 14  TYPE OF REPORTING PERSON
           IN
------------------------------------------------------------

------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS,
     S.S. OR I.R.S. IDENTIFICATION NO.
           Nancy E. Jaffee   ###-##-####
------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX                  (a) [ ]
     IF A MEMBER OF A GROUP                     (b) [X]
------------------------------------------------------------
 3   SEC USE ONLY
------------------------------------------------------------
 4   SOURCE OF FUNDS
------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)      [ ]
------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
------------------------------------------------------------
               7  SOLE VOTING POWER
  NUMBER OF        28,931 Class B Shares
    SHARES              4 Common Shares
 BENEFICIALLY  ---------------------------------------------
   OWNED BY    8  SHARED VOTING POWER
    EACH              100 Class B Shares
  REPORTING
 PERSON WITH   ---------------------------------------------
               9  SOLE DISPOSITIVE POWER
                   28,031 Class B Shares
                        4 Common Shares
               ---------------------------------------------
               10 SHARED DISPOSITIVE POWER
                      100 Class B Shares
------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
            29,031 Class B Shares
                 4 Common Shares
------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                        [X]
------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11). 2.0% of the Class B Shares and 0.0% of the Common Shares, together representing 1.6% of the voting power of Issuer's outstanding stock at April 30, 2004. If beneficially owned Class B Shares were converted to Common Shares, total ownership would represent 0.7% of the Common Shares outstanding at April 30, 2004.
------------------------------------------------------------
 14  TYPE OF REPORTING PERSON
           IN
------------------------------------------------------------

------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS,
     S.S. OR I.R.S. IDENTIFICATION NO.
           Daniel S. Jaffee   ###-##-####
------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX                  (a) [ ]
     IF A MEMBER OF A GROUP                     (b) [X]
------------------------------------------------------------
 3   SEC USE ONLY
------------------------------------------------------------
 4   SOURCE OF FUNDS
------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)      [ ]
------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
------------------------------------------------------------
               7  SOLE VOTING POWER
  NUMBER OF        232,745 Class B Shares
    SHARES          42,400 Common Shares
 BENEFICIALLY  ---------------------------------------------
OWNED BY EACH  8  SHARED VOTING POWER
  REPORTING          4,352 Class B Shares
 PERSON WITH         5,666 Common Shares
               ---------------------------------------------
               9  SOLE DISPOSITIVE POWER
                   232,745 Class B Shares
                    42,400 Common Shares
               ---------------------------------------------
               10 SHARED DISPOSITIVE POWER
                       100 Class B Shares
------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
            237,097 Class B Shares
             48,066 Common Shares
------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                         [X]
------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11). 14.4% of the Class B Shares and 1.2% of the Common Shares, together representing 11.7% of the voting power of Issuer's outstanding stock at April 30, 2004. If beneficially owned Class B Shares were converted to Common Shares, total ownership would represent 6.6% of the Common Shares outstanding at April 30, 2004.
------------------------------------------------------------
 14  TYPE OF REPORTING PERSON
           IN
------------------------------------------------------------

ITEM 1.    SECURITY AND ISSUER

           This statement relates to the Common Stock, par value $.10 per share (and the Class B Stock, par value $.10 per share immediately convertible into Common Stock) of Oil-Dri Corporation of America, a Delaware corporation ("Oil-Dri"). Oil-Dri's principal executive offices are located at 410 North Michigan Avenue, Suite 400, Chicago, Illinois 60611.


ITEM 2.    IDENTITY AND BACKGROUND

           (a)    Name: Jaffee Investment Partnership, L.P.
                  State of Organization: Delaware
                  Principal Business: Investment
                  Address of Principal Business:
                          Oil-Dri Corporation of America
                          410 North Michigan Avenue
                          Suite 400
                          Chicago, Illinois 60611
           (d)    No
           (e)    No

                                    * * * *

           (a)    Richard M. Jaffee
           (b)    Oil-Dri Corporation of America
                  410 North Michigan Avenue
                  Suite 400
                  Chicago, Illinois 60611
           (c)    Chairman of the Board
                  Oil-Dri Corporation of America
                  410 North Michigan Avenue
                  Suite 400
                  Chicago, Illinois 60611
           (d)    No
           (e)    No
           (f)    United States

                                    * * * *

           (a)    Shirley H. Jaffee
           (b)    Oil-Dri Corporation of America
                  410 North Michigan Avenue
                  Suite 400
                  Chicago, Illinois 60611
           (c)    None
           (d)    No
           (e)    No
           (f)    United States

                                    * * * *

           (a)    Susan Jaffee Hardin
           (b)    Oil-Dri Corporation of America
                  410 North Michigan Avenue
                  Suite 400
                  Chicago, Illinois 60611
           (c)    None
           (d)    No
           (e)    No
           (f)    United States
                                    * * * *

           (a)    Karen Jaffee Cofsky
           (b)    Oil-Dri Corporation of America
                  410 North Michigan Avenue
                  Suite 400
                  Chicago, Illinois 60611
           (c)    Vice President of Human Resources
                  Oil-Dri Corporation of America
                  410 North Michigan Avenue
                  Suite 400
                  Chicago, Illinois 60611
           (d)    No
           (e)    No
           (f)    United States
                                    * * * *

           (a)    Nancy E. Jaffee
           (b)    Oil-Dri Corporation of America
                  410 North Michigan Avenue
                  Suite 400
                  Chicago, Illinois 60611
           (c)    None
           (d)    No
           (e)    No
           (f)    United States
                                    * * * *

           (a)    Daniel S. Jaffee
           (b)    Oil-Dri Corporation of America
                  410 North Michigan Avenue
                  Suite 400
                  Chicago, Illinois 60611
           (c)    President and CEO
                  Oil-Dri Corporation of America
                  410 North Michigan Avenue
                  Suite 400
                  Chicago, Illinois 60611
           (d)    No
           (e)    No
           (f)    United States

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                No purchase of securities of Oil-Dri Corporation of America ("Oil-Dri") was involved in the transaction which necessitated the filing of this Amendment No. 3 to Schedule 13D.


ITEM 4.    PURPOSE OF TRANSACTION

                The purpose of the transaction initially requiring filing of this Schedule 13D (on January 21, 1998) was to form the Jaffee Investment Partnership, L.P., for estate planning purposes. This
           Schedule 13D was last previously amended by Amendment No. 2, filed on February 19, 1999, at which time the Jaffee Partnership held majority voting control of Oil-Dri; that percentage voting control has changed only minimally, from 53.7% to 53.9%, since Amendment No. 2, entirely because of Oil-Dri's repurchases of Common Stock on the open market reducing the number of shares of Common Stock outstanding.

                However, this Schedule 13D, since its initial filing, has also reported on the individual ownership of certain members of the Jaffee Family, including Daniel S. Jaffee, Oil-Dri's President and Chief Executive Officer, and Richard M. Jaffee, the Chairman of Oil-Dri's Board of Directors, and the filing of this Amendment No. 3 is required, as described below, by the combined effects on their respective percentages of beneficial ownership for purposes of Regulation 13D of (i) vesting of employee stock options, (ii) gifts by the Richard M. Jaffee 1993 Annuity Trust, Daniel S. Jaffee trustee to the Richard M. Jaffee Revocable Trust of 6/21/74, Richard M. Jaffee trustee and by the Shirley H. Jaffee 1993 Annuity Trust, Daniel S. Jaffee trustee to the Shirley H. Jaffee Declaration of Trust of 7/12/93, Shirley H. Jaffee trustee and (iii) Oil-Dri's stock repurchases. Although these effects were inadvertently overlooked, delaying the filing of this Amendment No. 3, it is noted that information concerning their beneficial ownership has been correctly disclosed in Oil-Dri's proxy statements dated November 1, 2002 and October 31, 2003, as of the respective dates indicated in those proxy statements, and their individual beneficial ownership is of limited significance in light of the Jaffee Partnership's voting control since the filing of Amendment No. 2.

                The scheduled vesting on September 18, 2002 of Mr. Daniel S. Jaffee's right to exercise employee stock options to purchase 46,845 shares of Class B Stock resulted, sixty days prior to such vesting, in his being deemed to have become the beneficial owner of the Oil-Dri Common Stock into which such Class B Stock is convertible, which (together with reduction in the number of outstanding shares of Oil-Dri Common Stock resulting from Oil-Dri's stock repurchases) caused him to become a five percent beneficial owner of Oil-Dri's outstanding Common Stock (based on assumed exercise of all of his vested employee stock options and conversion of all of his Class B Stock to Common Stock). Subsequent further vesting and stock repurchases by Oil-Dri have brought his beneficial ownership of Oil-Dri's outstanding Common Stock to 6.6%. The purpose of the vesting of the employee stock options was to strengthen the commitment of key employees, such as Daniel S. Jaffee, to the success of Oil-Dri.

                Between January 31, 1999 (the date as of which beneficial ownership of Oil-Dri's Common Stock is shown in Amendment No. 2 to this Schedule 13D) and April 30, 2003 the number of outstanding shares of Oil-Dri's Common Stock decreased by 341,903 as a result of Oil-Dri's stock repurchases and the number of shares of Class B Stock beneficially owned by Mr. Richard M. Jaffee increased by 8,159 as a result of gifts by the Richard M. Jaffee 1993 Annuity Trust, Daniel
           S. Jaffee trustee to the Richard M. Jaffee Revocable Trust of 6/21/74, Richard M. Jaffee trustee and gifts by the Shirley H. Jaffee 1993 Annuity Trust, Daniel S. Jaffee trustee to the Shirley H. Jaffee Declaration of Trust of 7/12/93, Shirley H. Jaffee trustee. These changes combined to result in Mr. Richard M. Jaffee's beneficial ownership of outstanding Common Stock (based on assumed exercise of all of his vested employee stock options and conversion of all of his Class B Stock to Common Stock) reaching 7.2% as of April 30, 2003, an increase of 1% (from 6.2% to 7.2%) over the beneficial ownership reported in Amendment No. 2. Subsequent further stock repurchases and gifts have brought his beneficial ownership of Oil-Dri's outstanding Common Stock to 7.4%. The purpose of the gifts from one trust to another is financial planning.

                Daniel S. Jaffee has entered into a contract, which satisfies the requirements of Securities and Exchange Commission Rule 10b5-1, for exercise of employee stock options and sale of the shares of Oil-Dri securities resulting from such exercise ("Rule 10b5-1 Sales Plan" or "Plan"). The possible sale period under Mr. Jaffee's Plan ends June 30, 2004. Daniel S. Jaffee plans to enter into a similar Plan subsequent to June 30, 2004. Thomas F. Cofsky has also entered into a contract, which satisfies the requirements of Securities and Exchange Commission Rule 10b5-1, for exercise of employee stock options and sale of the shares of Oil-Dri securities resulting from such exercise ("Rule 10b5-1 Sales Plan" or "Plan"). Mr. Cofsky's spouse, Karen Jaffee Cofsky, a Reporting Person hereunder, shares with him beneficial ownership of shares covered by the Plan. The possible sale period under Mr. Cofsky's Plan ends March 31, 2005. No other person named in Item 2 has any present plans or proposals which relate to or would result in the acquisition by any person of securities of Oil-Dri or the dispositions of securities of Oil-Dri. No person named in Item 2 has any present plans or proposals which relate to or would result in (i) any extraordinary corporate transaction of Oil-Dri or its subsidiaries, (ii) a sale or transfer of a material amount of assets of Oil-Dri or its subsidiaries, (iii) any change in the board of directors or management of Oil-Dri, (iv) any material change in Oil-Dri's present capitalization, dividend policy, business or corporate structure, (v) any change to Oil-Dri's charter or bylaws or other actions that may impede the acquisition of control of Oil-Dri by any person, (vi) causing Oil-Dri Common Stock to cease to be listed on the New York Stock Exchange, or to become eligible for termination of registration pursuant to Section 12(g)(4) under the Securities Exchange Act of 1934, or (vii) any action similar to those enumerated above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

           (a)  Aggregate Number and Percentage of Class
           Beneficially owned

                The aggregate number and percentage of Class B shares (outstanding at April 30, 2004) beneficially owned by each person named in Item 2 and the aggregate number and percentage of Common Shares (outstanding at April 30, 2004) beneficially owned by each such person is shown below. In addition the percentage of Common Shares which would be beneficially owned by each such person, if his or her Class B shares were converted to Common Shares, is also shown.

                The percentage of total voting power of all shares beneficially owned by each person is also shown. Note that Class B shares are entitled to 10 votes per share.


 ==============================================================================
 Name        # of                      % of   # of                   % of
             Class B   Detail of       Class  Common   Detail of     Common
 % of        Shares    Class B         B      Shares   Common Share  Shares
 Voting                Share           Shares          Ownership
 Power                 Ownership                                     % of
                                                                     Common
                                                                     Shares if
                                                                     Class B
                                                                     Shares
                                                                     Owned
                                                                     Converted
                                                                     to Common
 ------------------------------------------------------------------------------
 Jaffee      1,000,000                  68.9%      0                         0%
 Investment
 Partnership,                                                             19.8%
 LP

 Voting
 Power
 53.9%
 ------------------------------------------------------------------------------

 Richard M.  323,769   230,785          22.3%      0                         0%
 Jaffee                shares held
                       by Richard M.
 Voting                Jaffee as                                           7.4%
 Power                 Trustee under
 17.4%                 the Richard M.
                       Jaffee
                       Revocable
                       Trust of
                       6/21/74.

                       100 shares
                       held in joint
                       tenancy with
                       spouse.

                       92,884 shares
                       held by
                       spouse,
                       Shirley H.
                       Jaffee, as
                       trustee under
                       the Shirley H.
                       Jaffee
                       Declaration of
                       Trust of
                       7/12/93.
                       Mrs. Jaffee
                       has voted
                       these shares
                       consistent
                       with Mr.
                       Jaffee's
                       voting.
 ==============================================================================

 ==============================================================================
 Shirley H.   92,984   92,884               6.4%      0                      0%
 Jaffee                shares held by
                       Shirley H.                                          2.2%
 Voting                Jaffee, as
 Power                 trustee under
  5.0%.                the Shirley H.
                       Jaffee Declaration
                       of Trust of 7/12/93.

                       100 shares
                       held in joint
                       tenancy with
                       spouse.
 ------------------------------------------------------------------------------
 Susan       41,155    27,062               2.8%     38,153  100            .9%
 Jaffee                shares held                           shares held
 Hardin                directly.                             in joint
                                                             tenancy with  1.9%
                       3,000                                 spouse.
 Voting                shares held as
 Power                 trustee for                           35,553
  2.4%                 minor children.                       shares held
                                                             by spouse,
                                                             Richard M.
                       11,093                                Hardin.
                       shares are in
                       the form of                           2,500 shares
                       employee stock                        are in the
                       options                               form of
                       exercisable by                        employee stock
                       spouse,                               options
                       Richard M.                            exercisable
                       Hardin, within                        by spouse,
                       60 days of the                        Richard M.
                       date of this                          Hardin, within
                       filing.                               60 days of the
                                                             date of this
                       Mr. Hardin has                        filing.
                       voted his
                       shares                                Mr. Hardin has
                       consistent                            voted his
                       with Ms.                              shares
                       Hardin's                              consistent
                       voting.                               with Ms.
                                                             Hardin's
                                                             voting.
 ------------------------------------------------------------------------------
 Karen       99,417    22,366             6.5%  12,969      59 shares       .3%
 Jaffee                shares held                          held directly.
 Cofsky                directly.                                           2.7%

                       7,500 shares                         5,000 shares
 Voting                held as                              are in the
 Power                 trustee for                          form of
  5.2%                 minor children.                      employee stock
                                                            options
                       301 shares                           exercisable
                       held in joint                        within 60 days
                       tenancy with                         of the date of
                       spouse.                              this filing.

                       6,750 shares                         410 shares
                       are in the                           held by
                       form of                              spouse, Thomas
                       employee stock                       F. Cofsky.
                       options
                       exercisable                          7,500 shares
                       within 60 days                       are in the
                       of the date of                       form of
                       this filing.                         employee stock
                                                            options
                       62,500 shares                        exercisable by
                       are in the                           spouse, Thomas
                       form of                              F. Cofsky,
                       employee stock                       within 60 days
                       options                              of the date of
                       exercisable by                       this filing.
                       spouse, Thomas
                       F. Cofsky,                           Mr. Cofsky has
                       within 60 days                       voted his
                       of the date of                       shares
                       this filing.                         consistent
                                                            with Mrs.
                       Mr. Cofsky has                       Cofsky's voting.
                       voted his shares
                       consistent with Mrs.
                       Cofsky's voting.
 ==============================================================================

 ==============================================================================
 Nancy E.    29,031    22,931 shares      2.0%      4       Held directly.   0%
 Jaffee                held directly.

 Voting                6,000 shares                                         .7%
 Power                 held as
  1.6%                 trustee for
                       minor children.



                       100 shares
                       held in joint
                       tenancy with
                       spouse.

-------------------------------------------------------------------------------
Daniel S.   237,097    26,866 shares    14.4%   48,066      4,900 shares   1.2%
Jaffee                 held directly.                       held directly.

Voting Power           100 shares                           666 shares     6.6%
 11.7%                 held in joint                        held by
                       tenancy with                         spouse, Heidi
                       spouse.                              M. Jaffee.

                       2 shares held                        37,500 shares
                       by spouse,                           are in the
                       Heidi M.                             form of employee
                       Jaffee.                              stock options
                       4,500 shares                         exercisable
                       held as                              within 60 days
                       trustee for                          of the date of
                       minor children.                      this filing.

                       1,947 shares                         5,000 shares
                       held as                              are in the
                       trustee of the                       form of
                       Shirley H.                           employee stock
                       Jaffee 1993                          options
                       Annuity Trust                        exercisable by
                       dated 5/17/93.                       spouse, Heidi
                                                            M. Jaffee,
                       1,932 shares                         within 60 days
                       held as                              of the date of
                       trustee of the                       this filing.
                       Richard M.
                       Jaffee                               Mrs. Jaffee
                       1993 Annuity                         has voted her
                       Trust dated                          shares
                       5/17/93.                             consistent
                                                            with Mr.
                       197,500 shares                       Jaffee's
                       are in the                           voting.
                       form of
                       employee stock
                       options
                       exercisable
                       within 60 days
                       of the date of
                       this filing.

                       4,250 shares are
                       in the form of
                       employee stock
                       options
                       exercisable by
                       spouse, Heidi M.
                       Jaffee, within
                       60 days of the
                       date of this filing.

                       Mrs. Jaffee has
                       voted her shares
                       consistent with Mr.
                       Jaffee's voting.
===============================================================================

           (b) The voting power and power of disposition of each person named in
           Item 2 is shown below.

================================================================================
                                                  Sole      Shared   Detail of
             Sole      Shared                     Dispos-   Dispos-  Shared
             Voting    Voting  Detail of Shared   itive     itive    Dispositive
Name         Power     Power   Voting Power       Power     Power    Power
--------------------------------------------------------------------------------
Jaffee       1,000,000  0                        1,000,000   0
Investment   Class B                             Class B
Partnership, Shares                              Shares
LP
--------------------------------------------------------------------------------
Richard M.   230,785   92,984  92,884 Class B      230,785   100     Held in
Jaffee       Class B   Class B shares held by      Class B   Class B joint
             Shares    Shares  spouse, Shirley H.  Shares    Shares  tenancy
                               Jaffee, as trustee                    with
                               under the Shirley                     spouse.
                               H. Jaffee
                               Declaration of Trust
                               of 7/12/93. Mrs.
                               Jaffee has voted
                               these shares
                               consistent with Mr.
                               Jaffee's voting.

                               100 Class B Shares
                               held in joint
                               tenancy with
                               spouse.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Shirley H.   92,884      100      Held in joint       92,884   100      Held in
Jaffee       Class B     Class B  tenancy with        Class B  Class B  joint
             Shares*     Shares   spouse.             Shares   Shares   tenancy
             *Voting                                                    with
             of these                                                   spouse.
             shares
             has been
             consistent
             with Mr.
             Richard
             M. Jaffee's
             voting
             of his
             shares.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Susan        30,062      11,093   Class B Shares      30,062   100      Held in
Jaffee       Class B     Class B  owned by Spouse,    Class B  Common   joint
Hardin       Shares      Shares   Richard M. Hardin.  Shares   Shares   tenancy
                                                                        with
                         38,153   Common Shares                         spouse.
                         Common   consist of 100
                         Shares   shares held in
                                  joint tenancy with
                                  spouse and 38,053
                                  shares owned by
                                  spouse, Richard M.
                                  Hardin.

                                  Mr. Hardin has
                                  voted his shares
                                  consistent with
                                  Ms. Hardin's voting.

================================================================================

================================================================================
Karen        36,616      62,801   Class B Shares      36,616   301      Held in
Jaffee       Class B     Class B  consist of 301      Class B  Class B  joint
Cofsky       Shares      Shares   shares held in      Shares   Shares   tenancy
                                  joint tenancy with                    Shares
                                  spouse and 62,500                     with
                                  shares owned by                       spouse.
             5,059                spouse, Thomas F.   5,059
             Common      7,910    Cofsky.             Common
             Shares      Common                       Shares
                         Shares   Common Shares
                                  owned by spouse,
                                  Thomas F. Cofsky.

                                  Mr. Cofsky has
                                  voted his shares
                                  consistent with
                                  Mrs. Cofsky's
                                  voting.
--------------------------------------------------------------------------------
Nancy E.     28,931      100      Held in joint       28,031   100      Held in
Jaffee       Class B     Class B  tenancy with        Class B  Class B  joint
             Shares      Shares   spouse.             Shares   Shares   tenancy
                                                                        with
             4 Common                                 4 Common          spouse.
             Shares                                   Shares
--------------------------------------------------------------------------------
Daniel S.    232,745     4,352    Class B Shares      232,745  100      Held in
Jaffee       Class B     Class B  consist of 100      Class B  Class B  joint
             Shares      shares   shares held in      Shares   Shares   tenancy
                                  joint tenancy                         with
             42,400               with spouse and     42,400            spouse.
             Common      5,666    4,252 shares        Common
             Shares      Common   owned by spouse,    Shares
                         Shares   Heidi M. Jaffee.

                                  Common Shares are
                                  owned by spouse,
                                  Heidi M. Jaffee.

                                  Mrs. Jaffee has
                                  voted her shares
                                  consistent with
                                  Mr. Jaffee's voting.
================================================================================

           (c) Transactions in last 60 days for each person named in Item 2 are shown below.

=========================================================================
                        # of
Name             Date   Securities    Nature of Transaction
                        Involved
-------------------------------------------------------------------------
Daniel S.        4/28/  768 Class B   Transfer of 384 shares from
Jaffee           2004   Shares        Richard M. Jaffee Annuity Trust
                                      (Daniel S. Jaffee, Trustee) to
                                      Richard M. Jaffee Revocable
                                      Trust; Transfer of 384 shares
                                      from Shirley H. Jaffee Annuity
                                      Trust (Daniel S. Jaffee, Trustee)
                                      to Shirley H. Jaffee Declaration
                                      Trust.
-------------------------------------------------------------------------
Richard M.       4/28/  384 Class B   Receipt by Richard M. Jaffee
Jaffee           2004   Shares        Revocable Trust of 384 shares
                                      from Richard M. Jaffee Annuity
                                      Trust (Daniel S. Jaffee, Trustee).
-------------------------------------------------------------------------
Shirley H.       4/28/  384 Class B   Receipt by Shirley H. Jaffee
Jaffee           2004   Shares        Declaration Trust of 384 shares
                                      from Shirley H. Jaffee Annuity Trust
                                      (Daniel S. Jaffee, Trustee).
=========================================================================

           (d) No other person has the right to receive or the power to direct receipt of dividends from, or proceeds from the sale of, such securities.

           (e) Not applicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
           RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                The Rule 10b5-1 Sales Plan adopted by Daniel S. Jaffee on March 23, 2004, as modified April 20, 2004, provides that Mr. Jaffee will exercise employee stock options to purchase up to 35,000 shares of Oil-Dri Class B Stock between April 20, 2004 and June 30, 2004, if the price of Oil-Dri Common Stock reaches various limits as stated in the Plan. The shares acquired upon option exercise pursuant to the Plan will be converted to Common Stock and sold and a portion of the sale proceeds used to pay the option exercise price and Mr. Jaffee's tax obligation. Mr. Jaffee has 37,500 employee stock options which will expire if not exercised by August 29,2004. Up to 35,000 of these options are included in those to be exercised (with the shares so acquired sold) under the Plan.

                The Rule 10b5-1 Sales Plan adopted by Thomas F. Cofsky on March 23, 2004, provides that Mr. Cofsky will exercise employee stock options to purchase up to 20,000 shares of Oil-Dri Class B Stock between April 1, 2004 and March 31, 2005, if the price of Oil-Dri Common Stock reaches various limits as stated in the Plan. The shares acquired upon option exercise pursuant to the Plan will be converted to Common Stock and sold and a portion of the sale proceeds used to pay the option exercise price and Mr. Cofsky's tax obligation. Mr. Cofsky has 7,500 employee stock options which will expire if not exercised by August 29, 2004. These options are included in those to be exercised (with the shares so acquired sold) under the Plan.

                The Limited Partnership Agreement ("Agreement") of the Jaffee Investment Partnership, L.P. provides that, subject to the limitations of the Agreement, the General Partners manage the partnership business, with all rights and powers of general partners as provided in the Delaware Revised Uniform Partnership Act. It further provides that certain decisions (distributions to Partners, sale, assignment or mortgage of, grant of security interest in, or pledge of, a Partnership Interest, borrowing, or lending, or purchasing of any security) cannot be made and, unless otherwise specifically provided in the Agreement, other decision and acts cannot be taken, unless approved by a majority of the Units held by General Partners; no General Partner holds more than three of the outstanding ten Units. It grants the power and authority over day-to-day decisions to Richard M. Jaffee as Managing General Partner. (Day-to-day decisions include the investment and reinvestment of Partnership assets in any property, including stock of any corporation, and execution of any documents deemed by the Managing General Partner to be necessary for the Partnership to conduct its business.) (See Exhibit 2 to the initial filing of this
           Schedule 13D, incorporated herein by reference.) Based upon consultation with counsel, the Partnership and its General Partners concluded that the initial filing of the Schedule 13D incorrectly characterized the Partnership and its General Partners as a group, and Amendment No. 1 corrected that characterization. See SOUTHLAND CORPORATION, SEC No Action Letter (1987).

                The Agreement is not clear as to whether Richard M. Jaffee, as the Managing General Partner, has the power to unilaterally dispose of or vote Oil-Dri stock held by the Partnership, and as to whether, if he has such power, it can be overridden by action of the General Partners by a majority of the Units. Accordingly, based on consultation with counsel, Mr. Jaffee acknowledges the possibility, for purposes of Regulation 13D, that he could be deemed to beneficially own, but disclaims ownership of, the Partnership's 1,000,000 shares of Class B Common Stock (and the 1,000,000 shares of Common Stock into which such Class B Common Stock is convertible), which would be in addition to the Class B Common Stock and Common Stock otherwise shown herein as owned by him.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

           Exhibit 1 Exhibit Pursuant To Article 13D-1 (k)(1)(iii)
           Exhibit 2 Rule 10b5-1 Sales Plan adopted by
                     Daniel S. Jaffee on March, 23, 2004,
                     as modified April 20, 2004
           Exhibit 3 Rule 10b5-1 Sales Plan adopted by
                     Thomas F. Cofsky on March 23, 2004
           Exhibit 4 Jaffee Investment Partnership, L.P.
                     Partnership Agreement *
           Exhibit 5 First Amendment to the Jaffee Investment
                     Partnership, L.P. Partnership Agreement **
           Exhibit 6 Power of Attorney ***

           * Incorporated by reference to Schedule 13D, dated January 19, 1998, filed January 21, 1998 by the Reporting Persons.

           ** Incorporated by reference to Amendment No. 2 to Schedule 13D, dated and filed February 19, 1999 by the Reporting Persons.

           *** Incorporated by reference to Amendment No. 1 to Schedule 13D, dated November 9, 1998, filed November 10, 1998 by the Reporting Persons.


                This Amendment No. 3 to Schedule 13D is filed on behalf of all of the persons identified on the Cover Page as Reporting Persons and includes, as Exhibit 1 attached, the agreement of all of those persons that such statement is filed on behalf of each of them. This Amendment also amends the Schedule 13D filed solely by Mr. Richard M. Jaffee, which was last previously amended on February 19, 1999 by Amendment No. 2 to this Schedule 13D, filed February 19, 1999.

                                    SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:      JUNE 14, 2004


JAFFEE INVESTMENT PARTNERSHIP, L.P.


By
          /s/ RICHARD M. JAFFEE *
       ---------------------------------------
       Richard M. Jaffee
       Managing General Partner


          /s/ RICHARD M. JAFFEE *
       ---------------------------------------
       Richard M. Jaffee


          /s/ SHIRLEY H. JAFFEE *
       ---------------------------------------
       Shirley H. Jaffee


          /s/ SUSAN JAFFEE HARDIN *
       ---------------------------------------
       Susan Jaffee Hardin


          /s/ KAREN JAFFEE COFSKY *
       ---------------------------------------
       Karen Jaffee Cofsky


          /s/ NANCY E. JAFFEE *
       ---------------------------------------
       Nancy E. Jaffee


          /s/ DANIEL S. JAFFEE *
       ---------------------------------------
       Daniel S. Jaffee

       --------------------------------------




* By
          /s/ MARYON GRAY
       Maryon Gray, by Power of Attorney

    EXHIBIT 1 PURSUANT TO RULE 13d-1 (k) (iii) TO SCHEDULE 13D
                  OIL-DRI CORPORATION OF AMERICA
           FOR JAFFEE INVESTMENT PARTNERSHIP, L.P. ET AL


The statement on Schedule 13D for Jaffee Investment Partnership,
L.P. and each of the undersigned is filed on behalf of Jaffee
Investment Partnership, L.P. and each of the undersigned.



JAFFEE INVESTMENT PARTNERSHIP, L.P.


By
          /s/ RICHARD M. JAFFEE *
       ---------------------------------------
       Richard M. Jaffee
       Managing General Partner


          /s/ RICHARD M. JAFFEE *
       ---------------------------------------
       Richard M. Jaffee


          /s/ SHIRLEY H. JAFFEE *
       ---------------------------------------
       Shirley H. Jaffee


          /s/ SUSAN JAFFEE HARDIN *
       ---------------------------------------
       Susan Jaffee Hardin


          /s/ KAREN JAFFEE COFSKY *
       ---------------------------------------
       Karen Jaffee Cofsky


          /s/ NANCY E. JAFFEE *
       ---------------------------------------
       Nancy E. Jaffee


          /s/ DANIEL S. JAFFEE *
       ---------------------------------------
       Daniel S. Jaffee

       --------------------------------------




* By
          /s/ MARYON GRAY
       Maryon Gray, by Power of Attorney

                                    EXHIBIT 2

                                DANIEL S. JAFFEE
                             RULE 10B5-1 SALES PLAN

      This Rule 10b5-1 Sales Plan ("Plan") is adopted by Daniel S. Jaffee (the "Seller") on March 23, 2004 (the "Adoption Date"), to establish a systematic program by which Citigroup Global Markets Inc. ("Smith Barney" or "SB") will use its reasonable best efforts to sell on the Seller's behalf the shares of common stock ("Stock") of Oil-Dri Corporation of America ("Issuer").

A.)   SALES PROGRAM

1.) The Seller's sales program consists of the following (check the applicable box or boxes):

           X CASHLESS EXERCISE, i.e., exercise vested options ("Options") granted to the Seller by the Issuer, sell the Stock issued upon such exercise, and use a portion of the sale proceeds to pay the Option exercise price and tax obligation, as specified in greater detail in Schedule A-1.

           -- CASH EXERCISE, i.e., exercise vested Options and sell the Stock upon exercise, using cash from a source other than the sale proceeds to pay the Option exercise price, as specified in greater detail in Schedule A-2.

           -- ALREADY-OWNED STOCK, i.e., sell the number of shares of Stock already owned by the Seller (including vested shares granted to the Seller pursuant to the Issuer's restricted share plan), as specified in greater detail in Schedule A-3.

2.) The Seller hereby appoints SB as the Seller's agent and attorney-in-fact to effect sales under this Plan. If the Seller's sales program consists of exercising vested Options, SB is granted authority to exercise Options on the Seller's behalf, and Schedule A-1 or A-2 (as applicable) will constitute the Seller's Option exercise form.

3.) The Seller agrees to pay SB the commission per share of Stock indicated on Schedules A-1, A-2 and A-3, as applicable. SB will deduct its commission and applicable transaction fees from the proceeds of any sale of Stock under this Plan.

4.) The exercise and sale prices, and number of Options to be exercised and shares of Stock to be sold, will be adjusted following such time as the Seller or the Issuer notifies SB of a Stock split or other recapitalization affecting the Stock ("Recapitalization").

5.) The Seller acknowledges that it may not be possible to exercise options or sell Stock during the term of this Plan ("Term") due to: (i) a legal or contractual restriction applicable to the Seller (the existence of which the Seller shall promptly notify SB) or SB (the existence of which SB shall promptly notify the Seller), (ii) a market disruption (including without limitation a halt or suspension of trading in the Stock imposed by a court, governmental agency or self-regulatory organization), or (iii) rules governing order execution priority on the NASDAQ Stock Market or the New York Stock Exchange (whichever is applicable). If any of these items ceases to be applicable during the Term, SB will resume its sales activity to the extent it is reasonably able to do so and still be able to provide best execution.

6.) (Check the applicable box or boxes)

           X The Seller is a member of the Issuer's board of directors, or is an "executive officer" for purposes of Section 402 of the Sarbanes-Oxley Act of 2002 ("SOA").

           X The Seller is subject to the requirements of Section 16 of the Securities Exchange Act of 1934 ("Exchange Act").

           --   The Seller is not subject to Section 402 of the SOA or to
                Section 16 of the Exchange Act.

           The Seller acknowledges that: (i) the Issuer may prohibit the Seller from engaging in certain types of transactions under this Plan if the Seller is subject to the SOA, and (ii) the Seller is solely responsible for complying with
Section 16 of the Exchange Act in connection with this Plan, and will be solely responsible if any sales made under this Plan result in the Seller being liable for "short-swing profits" under Section 16(b).

7.) No later than three business days after a sale of Stock is made under this Plan, the Seller agrees to deposit (or make arrangements with the Issuer or its transfer agent to deposit) into an account at SB in his or her name the number of shares of Stock to be sold on any particular day on the Seller's behalf (including shares that have been issued as a result of a Recapitalization). If the Seller is selling vested shares of Stock under the Issuer's restricted stock plan in order to pay applicable withholding taxes, the Seller has arranged for a representative of the Issuer to notify a representative designated by SB of the number of shares of Stock necessary to be sold to satisfy the Seller's tax obligation. The proceeds of such sale shall be remitted by SB to the Issuer (net of SB's commissions and applicable transaction fees). If the Seller is selling Stock issued upon cashless exercise of Options, the Seller has arranged for a representative of the Issuer to notify a representative designated by SB of the percentage of the income from such sale necessary to satisfy the Seller's tax obligation. The amount necessary to satisfy the Seller's tax obligation will be remitted by SB to the Issuer. SB will not be responsible for the calculation of such taxes or payment of such taxes to the applicable governmental tax authority.

8.) For purposes of this Plan, a "business day" means any day on which SB is open for business.


B.)   ISSUER REPRESENTATIONS

      The Seller acknowledges that as a condition precedent to SB's acceptance of this Plan, the Issuer must execute the Issuer Representations Certificate in the form attached to this Plan.

C.)   SALE PERIOD, MODIFICATION AND TERMINATION

1.) No Sale Period (as defined in Schedules A-1, A-2 and A-3) may commence until two (2) business days after the Adoption Date. No Sale Period may be extended pursuant to the terms of Schedules A-1, A-2 and/or A-3 without: (i) the Issuer's written approval of such extension, and (ii) the Issuer's written representation that such extension does not violate the Issuer's trading policy.

2.) This Plan may not be modified unless: (i) the Seller provides SB with three (3) days prior written notice, (ii) the Seller and SB agree to such modification in writing, and (iii) the Issuer approves such modification in writing. Any such modification will contain the Seller's representation that as of the effective date of the modification, he or she is not aware of any material non-public information regarding the Issuer or any of its securities (including the Stock).

3.) This Plan will terminate on whichever of the following events occurs first: (a) if the Seller is a natural person, the date upon which SB receives notice of the Seller's death, (b) the date specified in Schedules A-1, A-2 and/or A-3 on which all sales under this Plan will cease, (c) any sale effected pursuant to this Plan that violates (or in the opinion of counsel to the Issuer or SB is likely to violate) any applicable Federal or State law or regulation or, if applicable, fails to comply (or in the opinion of counsel to the Issuer or SB is likely not to comply) with Rules 144, 145 or 701 under the Securities Act of 1933 (the "1933 Act"), (d) the Seller fails to comply in any material respect with its obligations under this Plan, (e) the Issuer and/or the Seller enter into a contract that prevents or materially restricts sales of Stock by the Seller under this Plan, (f) no later than two (2) business days after the date on which SB receives written notice that the Seller has terminated this Plan (which may be for any reason), (g) no later than two (2) business days after SB notifies the Seller in writing that SB has terminated this Plan (which may be for any reason), (h) no later than two (2) business days after the date on which SB receives notice that the Seller has filed a petition for bankruptcy or the adjustment of the Seller's debts, or a petition for bankruptcy has been filed against the Seller and has not been dismissed within thirty (30) calendar days of its filing, (i) no later than two (2) business days after the date on which SB receives written notice that the Issuer has withdrawn its Issuer Representations Certificate, and (j) as to sales resulting from an Option exercise, the date on which SB receives written notice from the Issuer that the Options specified in Schedules A-1 or A-2 have expired or been terminated or forfeited.


D.)   REPRESENTATIONS AND WARRANTIES

1.) The Seller makes the following representations. The representation in Subsection (a) is made on the Adoption Date. The remaining representations are made on the Adoption Date and are deemed to be restated during the Term.

    (a) He/she is not aware on the Adoption Date of any material nonpublic information with respect to the Issuer or any of its securities (including the Stock); (b) he/she is not subject to any legal, regulatory, or contractual restriction or undertaking that would prevent SB from conducting sales throughout the Term in accordance with Schedule A-1, A-2 and/or A-3; (c) he/she is entering into this Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1; (d) the Stock and Options subject to this Plan are not subject to any liens, security interests or other impediments to transfer (except for limitations imposed by Rules 144, 145 or 701, if the Seller is subject to these rules), nor is there any litigation, arbitration or other proceeding pending, or to the Seller's knowledge threatened, that would prevent or interfere with the exercise of Options or sale of Stock under this Plan; (e) he/she has not entered into or altered a corresponding or hedging transaction or put option equivalent with respect to the Stock to be sold pursuant to the Plan, and agrees not to enter into any such transaction while this Plan is in effect; and (f) he/she does not have authority, influence or control over any sales of Stock effected by SB pursuant to this Plan, and will not attempt to exercise any authority, influence or control over such sales.

2.) SB makes the following representations and warranties. These representations are made on the Adoption Date and are deemed to be restated during the Term.

    (a) No transaction under this Plan shall be effected through SB by an individual who is aware of material non-public information regarding the Issuer at the time of the transaction. SB has implemented reasonable policies and procedures, taking into consideration the nature of its business, to ensure that the individuals directly effecting transactions in Stock pursuant to this Plan do not violate the laws prohibiting trading on the basis of material nonpublic information.

    (b) This Plan constitutes SB's legal, valid and binding obligation enforceable against SB in accordance with its terms. There is no contractual restriction to which SB is subject, or any litigation, arbitration or other proceeding pending, or to SB's knowledge threatened, that would prevent or interfere with the SB's sale of Stock for the Seller under this Plan.


E.)   RULES 144, 145 AND 701 (CHECK THE APPLICABLE BOX OR BOXES)
      ----------------------------------------------------------

      X For purposes of Rule 144, the Seller is an "affiliate" of the Issuer or intends to sell shares of Stock under this Plan that are "restricted securities."

      --   The Seller acquired the Stock in a transaction covered by Rule 145.

      -- The Seller acquired the Stock under Rule 701 and intends to sell the Stock in accordance with Rule 701(g)(3).

      -- Neither Rule 144, 145, nor 701 is applicable to the Seller under this Plan.

      If the Seller is an "affiliate" of the Issuer, acquired the Stock under a Rule 145 transaction, or holds "restricted shares" which are not otherwise registered for resale under the 1933 Act, then all sales under this Plan will be made by SB in accordance with Rule 144 or Rule 145(d), as applicable. SB will conduct sales under Rule 701(g)(3) if the third box is checked (unless the Seller is an affiliate). The Seller agrees not to take, and agrees to cause any person or entity with whom the Seller would be required to aggregate sales of Stock under Rule 144 not to take, any action that would cause any such sale not to comply with Rule 144.

      SB will be responsible for filing each required Form 144. The Seller acknowledges and agrees that SB will make only one Form 144 filing at the beginning of each three-month period commencing prior to the first sale of Stock made under this Plan.

      The Seller agrees to advise SB promptly of any sale of Stock by the Seller (or any other person or entity whose sales of Stock would be aggregated with those of the Seller for purposes of compliance with the volume limitations of Rule 144) that is not covered by this Plan, except that the Seller may sell Stock outside of this Plan only if and to the extent that no such sale affects the amount of Stock that may be sold under this Plan in compliance with the volume limitations of Rule 144. The Seller acknowledges and agrees that: (i) sales under this Plan shall not be in any way affected by any sales outside of this Plan, and (ii) for purposes of this sentence, the term "Seller" shall mean and include the Seller and any other person or entity whose sales of Stock would be aggregated with those of the Seller for purposes of compliance with the volume limitations of Rule 144. The Seller acknowledges and agrees that he/she will provide SB with a signed and completed Form 144 no later than five business days prior to the beginning of each three-month period referenced in the paragraph above.


F.)   EXCHANGE ACT FILINGS

      The Seller is responsible for making any and all filings required by the Exchange Act in connection with this Plan. SB will not be required to: (i) make any of these filings on the Seller's behalf, (ii) review any Exchange Act filing made by the Seller, or (iii) determine whether any Exchange Act filing by the Seller has been made on a timely basis. SB will not be liable to the Seller for any misstatement, omission or defect in any of these filings.


G.)   INDEMNIFICATION AND LIMITATION OF LIABILITY; NO ADVICE

1.) The Seller agrees to indemnify and hold harmless SB (and its directors, officers, employees and affiliates) from and against all claims, liabilities, losses, damages and expenses (including reasonable attorneys' fees and costs) arising out of or attributable to: (a) any material breach by the Seller of its obligations under this Plan, (b) the incorrectness or inaccuracy in any material respect of any of the Seller's representations and warranties (including the representation required by Section (C)(2) of this Plan), (c) any material violation by the Seller of applicable laws or regulations relating to this Plan or the transactions contemplated by this Plan; and (d) any exercise of Options under Schedule A-2 if cash is not available to pay the exercise price of such Options. This indemnification will survive the termination of this Plan. The Seller will have no indemnification obligation in the case of the gross negligence or willful misconduct of SB or any other indemnified person.

2.) Regardless of any other term or condition of this Plan, SB will not be liable to the Seller for: (a) special, indirect, punitive, exemplary, or consequential damages, or incidental losses or damages of any kind, including but not limited to lost profits, lost savings, loss of use of facility or equipment, regardless of whether arising from breach of contract, warranty, tort, strict liability or otherwise, and even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen (provided however that the foregoing exculpation shall in no event be construed to limit compensatory damages arising out of or attributable to the negligence, gross negligence or willful misconduct of SB), or (b) any failure to perform or for any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as "acts of God". In addition, SB will not be liable to the Seller in the event sales of Stock made in accordance with the terms of this Plan violate the Issuer's insider trading policies.

3.) The Seller acknowledges that SB has not provided the Seller with any tax, accounting or legal advice with respect to this Plan, including whether the Seller would be entitled to any of the affirmative defenses under Rule 10b5-1.


H.) GOVERNING LAW

      This Plan will be governed by, and construed in accordance with, the laws of the State of New York, without regard to such State's conflict of laws rules.


I.)   ENTIRE AGREEMENT

      This Plan (including all Schedules) reflects the entire agreement between the parties concerning the sale of Stock under Rule 10b5-1, and supersedes any previous or contemporaneous agreements or promises concerning these sales, whether written or oral. In the event of a conflict between the terms and conditions of this Plan and the terms and conditions of: (i) any other agreement between the Seller and SB concerning sales of Stock under Rule 10b5-1, or (ii) any written instructions provided by the Issuer to the Seller concerning this Plan or Rule 10b5-1 plans in general, the terms and conditions of this Plan will govern.


J.)   ASSIGNMENT

      This Plan and each party's rights and obligations under this Plan may not be assigned or delegated without the written permission of the other party and will be for the benefit of each party's successors and permitted assigns, whether by merger, consolidation or otherwise.

K.) ENFORCEABILITY IN THE EVENT OF BANKRUPTCY

      The Seller and SB acknowledge and agree that this Plan is a "securities contract," as such term is defined in Section 741(7) of Title 11 of the United States Code ("Bankruptcy Code"), entitled to all of the protections given such contracts under the Bankruptcy Code.


L.)   CONFIDENTIALITY

      SB will maintain the confidentiality of this Plan and will not disclose the specific terms of this Plan to any person or entity, except: (i) to employees, affiliates and agents of SB who have a legitimate business need to know such information, (ii) to any governmental agency having jurisdiction over SB or any self-regulatory organization of which it is a member, or (iii) to any other person or entity to the extent such disclosure is required by law or by a subpoena issued by a court of competent jurisdiction.


M.)   METHOD OF COMMUNICATION

      Except as otherwise specifically provided in this Plan, any communications required or permitted hereunder may be in writing or made orally, provided that any communications made orally must be confirmed in writing within one business day of such communication. Such written communications shall be directed to the parties as specified in Schedule "B."

April 20, 2004

VIA TELECOPIER & REGULAR MAIL

Suzanne Levirne
Executive Financial Services Department
Smith Barney
388 Greenwich Street, 18th Floor
New York, NY  10013
Fax:  212-816-1164

RE:   10b5-1 Modification of Sales Plan Dated March 23, 2004
      SB Account #383-1D640-15-246
      Issuer:  Oil-Dri Corporation of America (ODC)

Dear Ms. Levirne:

I wish to modify my Rule 10b5-1 Sales Plan dated March 23, 2004 with Smith Barney ("SB"). The requested changes are reflected on a replacement schedule A-1 dated April 20, 2004. (see attached replacement Schedule A-1).

This will confirm that, as of the adoption date of this modification, I am not aware of any material non-public information with respect to ODC (Issuer) or its common stock. Please have an authorized representative of SB countersign this amendment and the attached Schedule A-1.

Sincerely,

  /S/ DANIEL S. JAFFEE
Seller - Daniel S. Jaffee

Acknowledged by:

  /S/ MARYON GRAY
Authorized Issuer's Representative
Maryon Gray

Accepted and Agreed to:
Smith Barney

  /S/ SUZANNE LEVIRNE
Suzanne Levirne

Smith Barney, a division and servicemark of Citigroup Global
Markets, Inc.

                                 SCHEDULE "A-1"

NOTICE OF EXERCISE OF OPTIONS AND SALE OF STOCK OBTAINED UPON EXERCISE OF
OPTIONS.

Name of Seller:  Daniel S. Jaffee
Name of Issuer:  Oil-Dri Corporation of America

(PLEASE NOTE): It is the Seller's responsibility to ensure that Options will be vested prior to the date of exercise specified below. If the Seller authorizes the exercise of more than one vested Option grant, the Options will be exercised in the order in which the Seller lists them below. The Seller represents that the information below is accurate.*

**SALES EFFORTS UNDER THIS PLAN WILL NOT COMMENCE EARLIER THAN
TWO BUSINESS DAYS AFTER THE ADOPTION DATE.


------------------------------------------------------------------------
a.)  Date     b.) Vesting   c.)  Sale Period**     d.) # of       e.)
   of Grant        Date       From ___ To ____    Option Shares  "Limit"
                            Or ___ (Specific Day)                 Price
                                                  Authorized to
                                                     be Sold
------------------------------------------------------------------------
  8/16/1994     Fully    4/20/2004 to 6/30/2004      15,000      $21.00
                Vested
------------------------------------------------------------------------
  8/29/1994     Fully    4/20/2004 to 6/30/2004      22,500      $21.00
                Vested
------------------------------------------------------------------------
  9/18/1998     Fully    4/20/2004 to 6/30/2004       3,000      $17.50
                Vested
------------------------------------------------------------------------
  9/18/1998     Fully    5/1/2004 to 6/30/2004        3,000      $18.00
                Vested
------------------------------------------------------------------------
  9/18/1998     Fully    6/1/2004 to 6/30/2004        3,000      $18.50
                Vested
------------------------------------------------------------------------
                         THE MAXIMUM NUMBER OF
                           SHARES TO BE SOLD
                              UNDER THIS
                          SCHEDULE IS 35,000.
------------------------------------------------------------------------

                            SCHEDULE "A-1" (CONT'D.)

1. INSTRUCTIONS: In column (a), list the Options in the order in which they are to be exercised. In column (b), indicate vesting dates for all Options designated in Column (d). In column (c), state the first and last date on which the Stock is authorized to be sold during the Sale Period (Stock sales may occur on or between these dates). In column (d), state the maximum number of shares for which the Options are to be exercised. Do not aggregate with amounts authorized to be sold at a lower price during the same Sale Period. In column (e), write a dollar price which is the minimum price (the "Limit" Price) at which Stock is authorized to be sold per share during the Sale Period. All limit orders will be treated as "limit not held" orders.

      * The Seller may only use the broker-assisted cashless exercise and sale procedure as the method for financing the payment of the exercise price and any required withholding taxes.

2.    Commission per share:          10           cents.
                            ---------------------

3. Except as provided in paragraph 4 of this Schedule A-1, in the event the Options cannot be exercised and the corresponding number of Option shares of Stock to be sold in a Sale Period cannot be sold for any reason (check ONE of the following instructions):

      ___ the unsold amount will be carried forward and added to the number of shares of Stock authorized to be sold for each succeeding Sale Period (if any) until sold.
      X the unsold amount of Stock will not be sold and will not be carried over to the next specific Sale Period (if any).
      ___  neither alternative is applicable.

4. In the event an exercise of an Option and/or the sale of Stock cannot occur during a designated Sale Period because of an event described in Section A(5) of this Plan, that Sale Period will be extended upon the expiration of such event by the amount of time the Option exercise and/or Stock sale could not occur, and the Term will be correspondingly extended.

5.    The maximum number of shares to be sold under this Schedule A-1 is 35,000.

THIS SCHEDULE "A-1" IS AN INTEGRAL PART OF THE ATTACHED PLAN ENTERED INTO BY THE SELLER WITH SB AND IS SUBJECT TO THE TERMS AND CONDITIONS SET FORTH THEREIN.

ACCOUNT # 383-1D640-15-246

   /S/ DANIEL S. JAFFEE
--------------------------
Daniel S. Jaffee

Accepted and Agreed to:

SMITH BARNEY

  /S/ SUZANNE LEVIRNE
--------------------------
[Signature of authorized Executive Financial Services official]

SUZANNE LEVIRNE, VICE PRESIDENT
-------------------------------
[Name and title of authorized official]

                                  SCHEDULE "B"

                       To Rule 10b5-1 Sales Plan Between
                                Daniel S. Jaffee
                                       and
                               SMITH BARNEY ("SB")

Communications required by the Plan shall be made to the following persons in accordance with Section "M" of such Plan:

                         [CONTACT INFORMATION OMITTED.]





















































THIS SCHEDULE "B" IS AN INTEGRAL PART OF THE ATTACHED PLAN ENTERED INTO BY THE SELLER WITH SB AND IS SUBJECT TO THE TERMS AND CONDITIONS SET FORTH THEREIN.

                             ISSUER REPRESENTATIONS

                                                                  March 23, 2004

To:   Smith Barney

As an authorized representative of the Issuer ("Issuer"), I hereby represent and covenant on the Issuer's behalf that:

1.) I have reviewed the attached Rule 10b5-1 Sales Plan ("Plan") of Daniel S. Jaffee (the "Seller") adopted on March 23, 2004, and have determined that it does not violate the Issuer's trading policy.

2.) If the Seller is a director or "executive officer" for purposes of Section 402 of the Sarbanes-Oxley Act of 2002, then (check only one box):

      -- The Seller may not exercise his/her vested Options and sell Stock issued upon such exercise in the manner described in Schedule A-1.

      X The Seller may exercise his/her vested Options and sell Stock issued upon such exercise in the manner permitted by the Issuer's stock option plan ("SOP").

3.) If the Plan covers the exercise of Options granted under the SOP, any exercise of the Options under the Plan does not violate the terms and conditions of the SOP. The Issuer agrees to: (i) accept, acknowledge and effect the exercise of such Options by SB on the Seller's behalf upon receipt of a completed Schedule A-1 or A-2 (which shall constitute the Seller's Option exercise form), and (ii) notify SB promptly in writing if any of the Seller's Options have expired or been terminated or forfeited under the SOP.

4.) On any day that the Seller's Options are exercised pursuant to the Plan ("Instruction Date"), Issuer will instruct its transfer agent to deliver to SB, no later than three business days after the Instruction Date, the number of shares of Stock corresponding to the number of Options exercised (including any shares issued as a result of a Stock split or other recapitalization affecting the Stock).

5.) The Issuer's obligations ("Obligations") set forth in Sections 3 and 4 above constitute its legal, valid and binding obligations enforceable against it in accordance with their terms, and there is no contractual restriction to which Issuer is subject, or any litigation or other proceeding pending, or to my knowledge threatened, that would preclude the Seller from exercising Options under the Plan.


                               By:   /S/ MARYON GRAY
                                   Maryon Gray, Assistant General Counsel

                                    EXHIBIT 3

                                THOMAS F. COFSKY
                             RULE 10B5-1 SALES PLAN

      This Rule 10b5-1 Sales Plan ("Plan") is adopted by Thomas F. Cofsky (the "Seller") on March 23, 2004 (the "Adoption Date"), to establish a systematic program by which Citigroup Global Markets Inc. ("Smith Barney" or "SB") will use its reasonable best efforts to sell on the Seller's behalf the shares of common stock ("Stock") of Oil-Dri Corporation of America ("Issuer").

A.)   SALES PROGRAM

      1.) The Seller's sales program consists of the following (check the applicable box or boxes):

           X CASHLESS EXERCISE, i.e., exercise vested options ("Options") granted to the Seller by the Issuer, sell the Stock issued upon such exercise, and use a portion of the sale proceeds to pay the Option exercise price and tax obligation, as specified in greater detail in Schedule A-1.

           ? CASH EXERCISE, i.e., exercise vested Options and sell the Stock upon exercise, using cash from a source other than the sale proceeds to pay the Option exercise price, as specified in greater detail in Schedule A-2.

           ? ALREADY-OWNED STOCK, i.e., sell the number of shares of Stock already owned by the Seller (including vested shares granted to the Seller pursuant to the Issuer's restricted share plan), as specified in greater detail in Schedule A-3.

      2.) The Seller hereby appoints SB as the Seller's agent and attorney-in-fact to effect sales under this Plan. If the Seller's sales program consists of exercising vested Options, SB is granted authority to exercise Options on the Seller's behalf, and Schedule A-1 or A-2 (as applicable) will constitute the Seller's Option exercise form.

      3.) The Seller agrees to pay SB the commission per share of Stock indicated on Schedules A-1, A-2 and A-3, as applicable. SB will deduct its commission and applicable transaction fees from the proceeds of any sale of Stock under this Plan.

      4.) The exercise and sale prices, and number of Options to be exercised and shares of Stock to be sold, will be adjusted following such time as the Seller or the Issuer notifies SB of a Stock split or other recapitalization affecting the Stock ("Recapitalization").

      5.) The Seller acknowledges that it may not be possible to exercise options or sell Stock during the term of this Plan ("Term") due to: (i) a legal or contractual restriction applicable to the Seller (the existence of which the Seller shall promptly notify SB) or SB (the existence of which SB shall promptly notify the Seller), (ii) a market disruption (including without limitation a halt or suspension of trading in the Stock imposed by a court, governmental agency or self-regulatory organization), or (iii) rules governing order execution priority on the NASDAQ Stock Market or the New York Stock Exchange (whichever is applicable). If any of these items ceases to be applicable during the Term, SB will resume its sales activity to the extent it is reasonably able to do so and still be able to provide best execution.

      6.) (Check the applicable box or boxes)

           X The Seller is a member of the Issuer's board of directors, or is an "executive officer" for purposes of Section 402 of the Sarbanes-Oxley Act of 2002 ("SOA").

           X The Seller is subject to the requirements of Section 16 of the Securities Exchange Act of 1934 ("Exchange Act").

           --   The Seller is not subject to Section 402 of the SOA or to
                Section 16 of the Exchange Act.

           The Seller acknowledges that: (i) the Issuer may prohibit the Seller from engaging in certain types of transactions under this Plan if the Seller is subject to the SOA, and (ii) the Seller is solely responsible for complying with
Section 16 of the Exchange Act in connection with this Plan, and will be solely responsible if any sales made under this Plan result in the Seller being liable for "short-swing profits" under Section 16(b).

      7.) No later than three business days after a sale of Stock is made under this Plan, the Seller agrees to deposit (or make arrangements with the Issuer or its transfer agent to deposit) into an account at SB in his or her name the number of shares of Stock to be sold on any particular day on the Seller's behalf (including shares that have been issued as a result of a Recapitalization). If the Seller is selling vested shares of Stock under the Issuer's restricted stock plan in order to pay applicable withholding taxes, the Seller has arranged for a representative of the Issuer to notify a representative designated by SB of the number of shares of Stock necessary to be sold to satisfy the Seller's tax obligation. The proceeds of such sale shall be remitted by SB to the Issuer (net of SB's commissions and applicable transaction fees). If the Seller is selling Stock issued upon cashless exercise of Options, the Seller has arranged for a representative of the Issuer to notify a representative designated by SB of the percentage of the income from such sale necessary to satisfy the Seller's tax obligation. The amount necessary to satisfy the Seller's tax obligation will be remitted by SB to the Issuer. SB will not be responsible for the calculation of such taxes or payment of such taxes to the applicable governmental tax authority.

      8.) For purposes of this Plan, a "business day" means any day on which SB is open for business.


B.)   ISSUER REPRESENTATIONS

      The Seller acknowledges that as a condition precedent to SB's acceptance of this Plan, the Issuer must execute the Issuer Representations Certificate in the form attached to this Plan.

C.)   SALE PERIOD, MODIFICATION AND TERMINATION

      1.) No Sale Period (as defined in Schedules A-1, A-2 and A-3) may commence until two (2) business days after the Adoption Date. No Sale Period may be extended pursuant to the terms of Schedules A-1, A-2 and/or A-3 without: (i) the Issuer's written approval of such extension, and (ii) the Issuer's written representation that such extension does not violate the Issuer's trading policy.

      2.) This Plan may not be modified unless: (i) the Seller provides SB with three (3) days prior written notice, (ii) the Seller and SB agree to such modification in writing, and (iii) the Issuer approves such modification in writing. Any such modification will contain the Seller's representation that as of the effective date of the modification, he or she is not aware of any material non-public information regarding the Issuer or any of its securities (including the Stock).

      3.) This Plan will terminate on whichever of the following events occurs first: (a) if the Seller is a natural person, the date upon which SB receives notice of the Seller's death, (b) the date specified in Schedules A-1, A-2 and/or A-3 on which all sales under this Plan will cease, (c) any sale effected pursuant to this Plan that violates (or in the opinion of counsel to the Issuer or SB is likely to violate) any applicable Federal or State law or regulation or, if applicable, fails to comply (or in the opinion of counsel to the Issuer or SB is likely not to comply) with Rules 144, 145 or 701 under the Securities Act of 1933 (the "1933 Act"), (d) the Seller fails to comply in any material respect with its obligations under this Plan, (e) the Issuer and/or the Seller enter into a contract that prevents or materially restricts sales of Stock by the Seller under this Plan, (f) no later than two (2) business days after the date on which SB receives written notice that the Seller has terminated this Plan (which may be for any reason), (g) no later than two (2) business days after SB notifies the Seller in writing that SB has terminated this Plan (which may be for any reason), (h) no later than two (2) business days after the date on which SB receives notice that the Seller has filed a petition for bankruptcy or the adjustment of the Seller's debts, or a petition for bankruptcy has been filed against the Seller and has not been dismissed within thirty (30) calendar days of its filing, (i) no later than two (2) business days after the date on which SB receives written notice that the Issuer has withdrawn its Issuer Representations Certificate, and (j) as to sales resulting from an Option exercise, the date on which SB receives written notice from the Issuer that the Options specified in Schedules A-1 or A-2 have expired or been terminated or forfeited.


D.)   REPRESENTATIONS AND WARRANTIES

      1.) The Seller makes the following representations. The representation in Subsection (a) is made on the Adoption Date. The remaining representations are made on the Adoption Date and are deemed to be restated during the Term.

      (a) He/she is not aware on the Adoption Date of any material nonpublic information with respect to the Issuer or any of its securities (including the Stock); (b) he/she is not subject to any legal, regulatory, or contractual restriction or undertaking that would prevent SB from conducting sales throughout the Term in accordance with Schedule A-1, A-2 and/or A-3; (c) he/she is entering into this Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1; (d) the Stock and Options subject to this Plan are not subject to any liens, security interests or other impediments to transfer (except for limitations imposed by Rules 144, 145 or 701, if the Seller is subject to these rules), nor is there any litigation, arbitration or other proceeding pending, or to the Seller's knowledge threatened, that would prevent or interfere with the exercise of Options or sale of Stock under this Plan; (e) he/she has not entered into or altered a corresponding or hedging transaction or put option equivalent with respect to the Stock to be sold pursuant to the Plan, and agrees not to enter into any such transaction while this Plan is in effect; and (f) he/she does not have authority, influence or control over any sales of Stock effected by SB pursuant to this Plan, and will not attempt to exercise any authority, influence or control over such sales.

      2.) SB makes the following representations and warranties. These representations are made on the Adoption Date and are deemed to be restated during the Term.

      (a) No transaction under this Plan shall be effected through SB by an individual who is aware of material non-public information regarding the Issuer at the time of the transaction. SB has implemented reasonable policies and procedures, taking into consideration the nature of its business, to ensure that the individuals directly effecting transactions in Stock pursuant to this Plan do not violate the laws prohibiting trading on the basis of material nonpublic information.

      (b) This Plan constitutes SB's legal, valid and binding obligation enforceable against SB in accordance with its terms. There is no contractual restriction to which SB is subject, or any litigation, arbitration or other proceeding pending, or to SB's knowledge threatened, that would prevent or interfere with the SB's sale of Stock for the Seller under this Plan.


E.)   RULES 144, 145 AND 701 (CHECK THE APPLICABLE BOX OR BOXES)
      ----------------------------------------------------------

      X For purposes of Rule 144, the Seller is an "affiliate" of the Issuer or intends to sell shares of Stock under this Plan that are "restricted securities."

      --   The Seller acquired the Stock in a transaction covered by Rule 145.

      -- The Seller acquired the Stock under Rule 701 and intends to sell the Stock in accordance with Rule 701(g)(3).

      -- Neither Rule 144, 145, nor 701 is applicable to the Seller under this Plan.

      If the Seller is an "affiliate" of the Issuer, acquired the Stock under a Rule 145 transaction, or holds "restricted shares" which are not otherwise registered for resale under the 1933 Act, then all sales under this Plan will be made by SB in accordance with Rule 144 or Rule 145(d), as applicable. SB will conduct sales under Rule 701(g)(3) if the third box is checked (unless the Seller is an affiliate). The Seller agrees not to take, and agrees to cause any person or entity with whom the Seller would be required to aggregate sales of Stock under Rule 144 not to take, any action that would cause any such sale not to comply with Rule 144.

      SB will be responsible for filing each required Form 144. The Seller acknowledges and agrees that SB will make only one Form 144 filing at the beginning of each three-month period commencing prior to the first sale of Stock made under this Plan.

      The Seller agrees to advise SB promptly of any sale of Stock by the Seller (or any other person or entity whose sales of Stock would be aggregated with those of the Seller for purposes of compliance with the volume limitations of Rule 144) that is not covered by this Plan, except that the Seller may sell Stock outside of this Plan only if and to the extent that no such sale affects the amount of Stock that may be sold under this Plan in compliance with the volume limitations of Rule 144. The Seller acknowledges and agrees that: (i) sales under this Plan shall not be in any way affected by any sales outside of this Plan, and (ii) for purposes of this sentence, the term "Seller" shall mean and include the Seller and any other person or entity whose sales of Stock would be aggregated with those of the Seller for purposes of compliance with the volume limitations of Rule 144. The Seller acknowledges and agrees that he/she will provide SB with a signed and completed Form 144 no later than five business days prior to the beginning of each three-month period referenced in the paragraph above.


F.)   EXCHANGE ACT FILINGS

      The Seller is responsible for making any and all filings required by the Exchange Act in connection with this Plan. SB will not be required to: (i) make any of these filings on the Seller's behalf, (ii) review any Exchange Act filing made by the Seller, or (iii) determine whether any Exchange Act filing by the Seller has been made on a timely basis. SB will not be liable to the Seller for any misstatement, omission or defect in any of these filings.


G.)   INDEMNIFICATION AND LIMITATION OF LIABILITY; NO ADVICE

      1.) The Seller agrees to indemnify and hold harmless SB (and its directors, officers, employees and affiliates) from and against all claims, liabilities, losses, damages and expenses (including reasonable attorneys' fees and costs) arising out of or attributable to: (a) any material breach by the Seller of its obligations under this Plan, (b) the incorrectness or inaccuracy in any material respect of any of the Seller's representations and warranties (including the representation required by Section (C)(2) of this Plan), (c) any material violation by the Seller of applicable laws or regulations relating to this Plan or the transactions contemplated by this Plan; and (d) any exercise of Options under Schedule A-2 if cash is not available to pay the exercise price of such Options. This indemnification will survive the termination of this Plan. The Seller will have no indemnification obligation in the case of the gross negligence or willful misconduct of SB or any other indemnified person.

      2.) Regardless of any other term or condition of this Plan, SB will not be liable to the Seller for: (a) special, indirect, punitive, exemplary, or consequential damages, or incidental losses or damages of any kind, including but not limited to lost profits, lost savings, loss of use of facility or equipment, regardless of whether arising from breach of contract, warranty, tort, strict liability or otherwise, and even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen (provided however that the foregoing exculpation shall in no event be construed to limit compensatory damages arising out of or attributable to the negligence, gross negligence or willful misconduct of SB), or (b) any failure to perform or for any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as "acts of God". In addition, SB will not be liable to the Seller in the event sales of Stock made in accordance with the terms of this Plan violate the Issuer's insider trading policies.

      3.) The Seller acknowledges that SB has not provided the Seller with any tax, accounting or legal advice with respect to this Plan, including whether the Seller would be entitled to any of the affirmative defenses under Rule 10b5-1.


H.)   GOVERNING LAW

      This Plan will be governed by, and construed in accordance with, the laws of the State of New York, without regard to such State's conflict of laws rules.


I.)   ENTIRE AGREEMENT

      This Plan (including all Schedules) reflects the entire agreement between the parties concerning the sale of Stock under Rule 10b5-1, and supersedes any previous or contemporaneous agreements or promises concerning these sales, whether written or oral. In the event of a conflict between the terms and conditions of this Plan and the terms and conditions of: (i) any other agreement between the Seller and SB concerning sales of Stock under Rule 10b5-1, or (ii) any written instructions provided by the Issuer to the Seller concerning this Plan or Rule 10b5-1 plans in general, the terms and conditions of this Plan will govern.


J.)   ASSIGNMENT

      This Plan and each party's rights and obligations under this Plan may not be assigned or delegated without the written permission of the other party and will be for the benefit of each party's successors and permitted assigns, whether by merger, consolidation or otherwise.

K.) ENFORCEABILITY IN THE EVENT OF BANKRUPTCY

      The Seller and SB acknowledge and agree that this Plan is a "securities contract," as such term is defined in Section 741(7) of Title 11 of the United States Code ("Bankruptcy Code"), entitled to all of the protections given such contracts under the Bankruptcy Code.


L.)   CONFIDENTIALITY

      SB will maintain the confidentiality of this Plan and will not disclose the specific terms of this Plan to any person or entity, except: (i) to employees, affiliates and agents of SB who have a legitimate business need to know such information, (ii) to any governmental agency having jurisdiction over SB or any self-regulatory organization of which it is a member, or (iii) to any other person or entity to the extent such disclosure is required by law or by a subpoena issued by a court of competent jurisdiction.


M.)   METHOD OF COMMUNICATION

      Except as otherwise specifically provided in this Plan, any communications required or permitted hereunder may be in writing or made orally, provided that any communications made orally must be confirmed in writing within one business day of such communication. Such written communications shall be directed to the parties as specified in Schedule "B."

                                 SCHEDULE "A-1"

NOTICE OF EXERCISE OF OPTIONS AND SALE OF STOCK OBTAINED UPON EXERCUSE OF
OPTIONS.

Name of Seller:  Thomas F. Cofsky
Name of Issuer:  Oil-Dri Corporation of America

(PLEASE NOTE): It is the Seller's responsibility to ensure that Options will be vested prior to the date of exercise specified below. If the Seller authorizes the exercise of more than one vested Option grant, the Options will be exercised in the order in which the Seller lists them below. The Seller represents that the information below is accurate.*

**SALES EFFORTS UNDER THIS PLAN WILL NOT COMMENCE EARLIER THAN
TWO BUSINESS DAYS AFTER THE ADOPTION DATE.


------------------------------------------------------------------------
a.)  Date     b.) Vesting   c.)  Sale Period**     d.) # of       e.)
   of Grant        Date       From ___ To ____    Option Shares  "Limit"
                            Or ___ (Specific Day)                 Price
                                                  Authorized to
                                                     be Sold
------------------------------------------------------------------------
  8/29/1994     Fully    4/1/2004 to 7/31/2004        7,500      $21.00
                Vested   8/1/2004 to 8/29/2004     (sell all     $19.62
                                                  unsold shares)
------------------------------------------------------------------------
  9/18/1998     Fully    4/1/2004 to 3/31/2005        1,500      $17.50
                Vested
------------------------------------------------------------------------
  9/18/1998     Fully    5/1/2004 to 3/31/2005        1,500      $18.00
                Vested
------------------------------------------------------------------------
  9/18/1998     Fully    6/1/2004 to 3/31/2004        1,500      $18.50
                Vested
------------------------------------------------------------------------
  9/18/1998     Fully    7/1/2004 to 3/31/2005        1,500      $19.00
                Vested
------------------------------------------------------------------------
  9/18/1998     Fully    8/1/2004 to 3/31/2005        1,500      $19.50
                Vested
------------------------------------------------------------------------
  9/18/1998     Fully    9/1/2004 to 3/31/2005        1,500      $20.00
                Vested
------------------------------------------------------------------------
  9/18/1998     Fully    10/1/2004 to 3/31/2005       1,500      $20.50
                Vested
------------------------------------------------------------------------
  9/18/1998     Fully    11/1/2004 to 3/31/2005       2,000      $21.00
                Vested
------------------------------------------------------------------------

                            SCHEDULE "A-1" (CONT'D.)

1. INSTRUCTIONS: In column (a), list the Options in the order in which they are to be exercised. In column (b), indicate vesting dates for all Options designated in Column (d). In column (c), state the first and last date on which the Stock is authorized to be sold during the Sale Period (Stock sales may occur on or between these dates). In column (d), state the maximum number of shares for which the Options are to be exercised. Do not aggregate with amounts authorized to be sold at a lower price during the same Sale Period. In column (e), write a dollar price which is the minimum price (the "Limit" Price) at which Stock is authorized to be sold per share during the Sale Period. All limit orders will be treated as "limit not held" orders.

      * The Seller may only use the broker-assisted cashless exercise and sale procedure as the method for financing the payment of the exercise price and any required withholding taxes.

2.    Commission per share:          10           cents.
                            ---------------------

3. Except as provided in paragraph 4 of this Schedule A-1, in the event the Options cannot be exercised and the corresponding number of Option shares of Stock to be sold in a Sale Period cannot be sold for any reason (check ONE of the following instructions):

      ___ the unsold amount will be carried forward and added to the number of shares of Stock authorized to be sold for each succeeding Sale Period (if any) until sold.
      X the unsold amount of Stock will not be sold and will not be carried over to the next specific Sale Period (if any).
      ___  neither alternative is applicable.

4. In the event an exercise of an Option and/or the sale of Stock cannot occur during a designated Sale Period because of an event described in Section A(5) of this Plan, that Sale Period will be extended upon the expiration of such event by the amount of time the Option exercise and/or Stock sale could not occur, and the Term will be correspondingly extended.

5.    The maximum number of shares to be sold under this Schedule A-1 is 20,000.

THIS SCHEDULE "A-1" IS AN INTEGRAL PART OF THE ATTACHED PLAN ENTERED INTO BY THE SELLER WITH SB AND IS SUBJECT TO THE TERMS AND CONDITIONS SET FORTH THEREIN.

ACCOUNT # 383-05109-17-246
   /S/ THOMAS F. COFSKY
------------------------
Thomas F. Cofsky

Accepted and Agreed to:

SMITH BARNEY

  /S/ SUZANNE LEVIRNE
------------------------
[Signature of authorized Executive Financial Services official]

SUZANNE LEVIRNE, VICE PRESIDENT
-------------------------------
[Name and title of authorized official]

                                  SCHEDULE "B"

                       To Rule 10b5-1 Sales Plan Between
                                Thomas F. Cofsky
                                       and
                               SMITH BARNEY ("SB")

Communications required by the Plan shall be made to the following persons in accordance with Section "M" of such Plan:

                         [CONTACT INFORMATION OMITTED.]





















































THIS SCHEDULE "B" IS AN INTEGRAL PART OF THE ATTACHED PLAN ENTERED INTO BY THE SELLER WITH SB AND IS SUBJECT TO THE TERMS AND CONDITIONS SET FORTH THEREIN.

                             ISSUER REPRESENTATIONS

                                                                  March 23, 2004

To:   Smith Barney

As an authorized representative of the Issuer ("Issuer"), I hereby represent and covenant on the Issuer's behalf that:

1.) I have reviewed the attached Rule 10b5-1 Sales Plan ("Plan") of Thomas F. Cofsky (the "Seller") adopted on March 23, 2004, and have determined that it does not violate the Issuer's trading policy.

2.) If the Seller is a director or "executive officer" for purposes of Section 402 of the Sarbanes-Oxley Act of 2002, then (check only one box):

      -- The Seller may not exercise his/her vested Options and sell Stock issued upon such exercise in the manner described in Schedule A-1.

      X The Seller may exercise his/her vested Options and sell Stock issued upon such exercise in the manner permitted by the Issuer's stock option plan ("SOP").

3.) If the Plan covers the exercise of Options granted under the SOP, any exercise of the Options under the Plan does not violate the terms and conditions of the SOP. The Issuer agrees to: (i) accept, acknowledge and effect the exercise of such Options by SB on the Seller's behalf upon receipt of a completed Schedule A-1 or A-2 (which shall constitute the Seller's Option exercise form), and (ii) notify SB promptly in writing if any of the Seller's Options have expired or been terminated or forfeited under the SOP.

4.) On any day that the Seller's Options are exercised pursuant to the Plan ("Instruction Date"), Issuer will instruct its transfer agent to deliver to SB, no later than three business days after the Instruction Date, the number of shares of Stock corresponding to the number of Options exercised (including any shares issued as a result of a Stock split or other recapitalization affecting the Stock).

5.) The Issuer's obligations ("Obligations") set forth in Sections 3 and 4 above constitute its legal, valid and binding obligations enforceable against it in accordance with their terms, and there is no contractual restriction to which Issuer is subject, or any litigation or other proceeding pending, or to my knowledge threatened, that would preclude the Seller from exercising Options under the Plan.



                               By:   /S/ MARYON GRAY
                                  Maryon Gray, Assistant General Counsel